EARLY WARNING DECREASE REPORT PURSUANT TO
NATIONAL INSTRUMENT 62-103

1.	Name and Address of the Offeror
Silver Standard Resources Inc. (“Silver Standard”)
800 – 1055 Dunsmuir Street
Vancouver, British Columbia V7X 1G4

2.
Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances

On June 4, 2015, Silver Standard transferred 214,592 common shares (the “Pretium Shares”) of Pretium Resources Inc. (“Pretium”) at a price of C$6.99 per Pretium Share to Golden Arrow Resources Corporation (“Golden Arrow”) in consideration for C$1,500,000 of common shares (the “Golden Arrow Shares”) of Golden Arrow (the “Transaction”).

3.
Designation and number or principal amount of securities and the Offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release

Following the completion of the Transaction, Silver Standard beneficially owns 17,104,865 Pretium Shares, representing approximately 12.9% of the issued and outstanding Pretium Shares.

4.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(a)	the Offeror, either alone or together with any joint actors, has ownership and control
See paragraph 3 above.

(b)	the Offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor, and
Not applicable.

(c)	the Offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.
Not applicable.

5.	Name of the market in which the transaction or occurrence that gave rise to the news release took place
Not applicable. See paragraph 10 below.

6.
The value, in Canadian dollars, of any consideration offered per security if the Offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release

Silver Standard transferred the Pretium Shares at a deemed price of C$6.99 per Pretium Share and acquired the Golden Arrow Shares at a deemed price of C$0.35 per Golden Arrow Share.

7.
Purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer

The Pretium Shares were sold in consideration for the issuance of the Golden Arrow Shares. Silver Standard does not have any present intention to divest of any additional Pretium Shares. It is the intention of Silver Standard to evaluate its investment in Pretium on a continuing basis and such holdings may be increased or decreased in the future.

8.
General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities

Silver Standard and Pretium have entered into an investor rights agreement (the “Investor Rights Agreement”) which will provide that, as long as Silver Standard and its affiliates hold at least 10% of the issued and outstanding Pretium Shares:

•
Silver Standard shall be entitled to nominate to serve as members of the Pretium board of directors (the “Board”) such number of nominees as is equal to the lesser of: (i) one less than the number which constitutes a majority of the Board and (ii) the percentage of the Pretium Shares and securities convertible or exchangeable into Pretium Shares held by Silver Standard multiplied by the number of directors comprising the Board (rounded to the nearest whole number of nominees);

•
Silver Standard and its affiliates will have the right to maintain their proportionate ownership of Pretium Shares by participating pro rata in the issuance of Pretium Shares (save in respect of equity compensation plans); and

•	Silver Standard and its affiliates will have the right to sell their Pretium Shares by participating pro rata in prospectus offerings by Pretium (to a maximum of 20% of any such offering).

9.	Names of any joint actors in connection with the disclosure required herein
Not applicable.

10.
In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the Offeror

The Pretium Shares were transferred to Golden Arrow as consideration for the issuance of C$1,500,000 of Golden Arrow Shares. The Pretium Shares were transferred at a deemed price of C$6.99 per Pretium Share.

11.
If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer’s securities

The number of Pretium Shares held by Silver Standard has materially decreased since the previous early warning report filed by Silver Standard on February 1, 2011. Silver Standard currently owns 17,104,865 Pretium Shares, representing approximately 12.9% of the issued and outstanding Pretium Shares.

12.	If applicable, a description of the exemption from securities legislation being relied on by the Offeror and the facts that support that reliance.
Not Applicable.
DATED as of the 4th day of June, 2015
SILVER STANDARD RESOURCES INC.

By: Signed “Kelly Stark-Anderson”
Name:     Kelly Stark-Anderson
Title:     Vice President, Legal and Corporate Affairs